June 11, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Arthur C. Sandel

Re:	Synchrony Card Funding, LLC

Synchrony Card Issuance Trust
Amendment No. 1 to Registration Statement on Form SF-3
Submitted June 11, 2018
File Nos. 333-224689 and 333-224689-01

Ladies and Gentlemen:

On behalf of Synchrony Card Funding, LLC (the “Depositor”) and Synchrony Card Issuance Trust (the “Issuer”), and in response to the letter dated May 31, 2018 from the Securities and Exchange Commission (the “Commission”) to Eric Duenwald, we submit the following responses, together with Amendment No. 1 to Registration Statement on Form SF-3 submitted on June 11, 2018 (“Amendment No. 1”).

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our response are references to the page numbers in the clean version of Amendment No. 1 or form of prospectus filed in connection therewith, as applicable.

Form of Prospectus

General

1.	Please confirm that you will file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement no later than the date the final prospectus is required to be filed under Rule 424 of the Securities Act. Refer to Item 1100(f) of Regulation AB.

We confirm that we will file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement no later than the date the final prospectus is required to be filed under Rule 424 of the Securities Act.

Offered Notes, page 2

2.	We note your footnote 3 on page 3 states that “LIBOR may be replaced with another benchmark index for floating rate tranches.” Please revise this statement to clarify that you will disclose the specific index that will be used to determine interest payments if LIBOR is replaced. Refer to Item 1113(a)(3) of Regulation AB.

We have revised footnote 3 on page 3 of the form of prospectus to clarify that we will disclose the specific index that will be used to determine interest payments if LIBOR is replaced.

Risk Factors – Our review of the pool asset disclosure…, page 32

3.	We note your statement here that the information required to be included in the prospectus relating to the receivables pursuant to Item 1111 of Regulation AB “is referred to in this prospectus as ‘Rule 193 Information.’” However, you define the same information on page 125 of the prospectus as the “Asset Review Information.” Please revise the prospectus as appropriate to clarify that the information discussed in each of these sections refers to the same information.

We have revised the form of prospectus to replace the term “Rule 193 Information” with the term “Asset Review Information” in all instances in order to clarify that the information discussed in each of the above referenced sections refers to the same information.

Review of Pool Asset Disclosure, page 125

4.	We note that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

We confirm that if we or an underwriter obtain a due diligence report from a third-party provider, we, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report we or the underwriter have obtained.

Annexes I, II, III, IV and V

5.	We note that, on page 182, Annex III is specifically incorporated into the prospectus. However, none of the other annexes are similarly incorporated into the prospectus. Please revise as appropriate to include language which indicates that each annex is specifically incorporated into the prospectus.

We have revised the form of prospectus to include language on page 165 indicating that Annex I is specifically incorporated into the prospectus, on page 128 indicating that Annex II is specifically incorporated into the prospectus, on page 125 indicating that Annex IV is specifically incorporated into the prospectus and on page 142 indicating that Annex V is specifically incorporated into the prospectus.

Part II – Information Not Required in Prospectus

Item 15. Undertakings, page II-2

6.	Please revise to remove the undertaking under Item 512(i) of Regulation S-K as it does not apply to offerings of asset-backed securities on Form SF-3 relying on Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 333-9638; 34-72982).

We have revised Item 15 to remove the undertaking under Item 512(i) of Regulation S-K.

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We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Paul Clancy at (203) 585-6818 or Julie Gillespie of Mayer Brown LLP at (312) 701-7132.

Sincerely,

/s/ Mayer Brown LLP

Mayer Brown LLP

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